UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Wuhan General Group (China), Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

982569105

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 982569105	Page 1 of 7 Pages

(1)	Names of reporting persons Bank of America Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0%
(12)	Type of reporting person (see instructions) HC

SCHEDULE 13G

CUSIP No. 982569105	Page 2 of 7 Pages

(1)	Names of reporting persons Blue Ridge Investments, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0%
(12)	Type of reporting person (see instructions) OO

Page 3 of 7 Pages

Item 1.

(a)	Name of Issuer

Wuhan General Group (China), Inc.

(b)	Address of Issuer’s Principal Executive Offices

Canglongdao Science Park of Wuhan East Lake Hi-Tech Development Zone

Wuhan, Hubei 430200

People’s Republic of China

Item 2.

(a)	Name of Person Filing

This statement is jointly filed by, and on behalf of, each of Bank of America Corporation and Blue Ridge Investments, L.L.C.

(b)	Address of Principal Business Office or, if none, Residence

Each reporting person has its principal business office located at the Bank of America Corporate Center, 100 North Tryon Street, Floor 25, Charlotte, North Carolina 28255.

(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

982569105

Page 4 of 7 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a) ☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) ☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g) ☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of 5% or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Page 5 of 7 Pages

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Blue Ridge Investments, L.L.C. is a wholly owned subsidiary of BANA Holding Corporation, which is a wholly owned subsidiary of BAC North America Holding Company, which is a wholly owned subsidiary of NB Holdings Corporation, which is a wholly owned subsidiary of Bank of America Corporation.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below, each of the undersigned certifies that, to the best of such undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2012	Bank of America Corporation

	By:	/s/ Jeffrey M. Atkins
	Name:	Jeffrey M. Atkins
	Title:	Managing Director

Date: January 27, 2012	Blue Ridge Investments, L.L.C.

	By:	/s/ Jeffrey M. Atkins
	Name:	Jeffrey M. Atkins
	Title:	Managing Director

Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Amendment No. 4 to the Schedule 13G filed on February 14, 2011 by the reporting persons with the Securities and Exchange Commission).